Exhibit (a)(5)(L)
Hisamitsu Pharmaceutical Co., Inc.

Media Contacts:	Shinichiro Takao Executive Officer, Corporate Strategic Planning Division Hisamitsu Pharmaceutical Co., Inc. Phone: +81-3-5293-1713 Email: Shinichiro_Takao@hisamitsu.co.jp	Christopher M. Hayden Senior Managing Director Georgeson Inc. Phone: 212-440-9850 Email: chayden@georgeson.com
HISAMITSU PHARMACEUTICAL ANNOUNCES EXPIRATION OF
INITIAL TENDER OFFER PERIOD FOR OUTSTANDING SHARES OF
NOVEN PHARMACEUTICALS AND COMMENCEMENT OF
SUBSEQUENT OFFERING PERIOD
Tosu, Saga Japan (August 20, 2009) — Hisamitsu Pharmaceutical Co., Inc. (TSE: 4530), Hisamitsu U.S., Inc. and Northstar Merger Sub, Inc. today announced the completion of the initial tender offer period for all outstanding shares of Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) common stock and the commencement of a subsequent offering period that will expire at 12:00 midnight on Wednesday, August 26, 2009, unless extended.
As previously announced, on July 23, 2009, Hisamitsu Pharmaceutical Co., Inc., through its wholly-owned subsidiary, Northstar Merger Sub, Inc., commenced a tender offer for all outstanding shares of Noven’s common stock at a price per share of $16.50, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, pursuant to an agreement and plan of merger dated as of July 14, 2009, among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.
The initial offering period for the tender offer expired at 12:00 midnight, New York City time, on Wednesday, August 19, 2009, with approximately 21.94 million shares of Noven common stock (including approximately 340,000 shares tendered by notice of guaranteed delivery and the shares previously owned by Hisamitsu Pharmaceutical Co., Inc.) tendered pursuant to the offer. The shares tendered represent approximately 87.41% of the outstanding shares of Noven’s common stock. All shares tendered and not withdrawn have been accepted for payment by Northstar Merger Sub in accordance with the terms of the tender offer.
As of 9:00 a.m., New York City time, on Thursday, August 20, 2009, Hisamitsu Pharmaceutical Co., Hisamitsu U.S., Inc. and Northstar Merger Sub, Inc. commenced a subsequent offering period for all remaining shares of Noven common stock. During this subsequent offering period, Noven stockholders who did not previously tender their shares pursuant to the offer may do so. Such shares will be accepted for payment immediately and stockholders who tender shares during this subsequent offering period will promptly receive the same

$16.50 per share cash consideration, without interest, paid to stockholders who tendered shares during the initial offering period. Shares tendered during this subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn. After expiration of the subsequent offering period, Hisamitsu intends to complete the acquisition of Noven by means of a merger of Northstar Merger Sub with and into Noven with Noven as the surviving corporation and a wholly-owned subsidiary of Hisamitsu U.S., Inc.
About Hisamitsu
Hisamitsu Pharmaceutical Co., Inc. is a leading pharmaceutical company that develops and markets prescription and over-the-counter (“OTC”) pharmaceutical products using transdermal delivery systems technology. Its leading product in prescription pharmaceuticals is its Mohrus® series (ketoprofen patch for pain), and its leading brand in the OTC business is Salonpas®. The company was founded in 1847 and is located in Saga, Japan. Additional information is available through its corporate website, http://www.hisamitsu.co.jp.
Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Noven. Hisamitsu has filed a tender offer statement on Schedule TO with the SEC, and mailed an offer to purchase, forms of letter of transmittal and related documents to Noven stockholders. Noven has filed with the SEC, and mailed to Noven stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Noven are urged to read them carefully.
These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free 888-897-6012.

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